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March 28, 2007

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC, 20549
U.S.A.

RE: ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
FILED JUNE 19, 2006
FILE NO. 001-14396

Ladies and Gentlemen:

In response to the Staff of the Commission (the `Staff') comments letter to the Company dated March 2, 2007 (the `Comment Letter') with respect to the above-referenced Form 20-F of the Company (the `Form 20-F), we are providing this letter to the Staff.

The discussion below is presented in the same order of the numbered comments in the Comment Letter, which are repeated below in bold. Certain capitalized terms set forth in this letter and not otherwise defined have their respective meaning as set forth in the Form 20-F.

We thank the Staff for reviewing the Company's disclosure and the Company looks forward to incorporating the Staff's comments in future filings in order to enhance the overall disclosure in the Company's filing.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
2.17 REVENUE RECOGNITION, PAGE F-14

1. WE NOTE THAT WHEN EXPLAINING YOUR ACCOUNTING FOR SALE OF TRANSPONDER CAPACITY YOU STATE THAT THE PURCHASE AGREEMENT CHARACTERISTICS MEET THE
DEFINITION OF SALES TYPE LEASE CONTRACT UNDER SFAS NO. 13 "ACCOUNTING FOR LEASES". HOWEVER YOU DO NOT EXPLAIN HOW RECOGNISING REVENUE FROM SALES-TYPE LEASE ON A STRAIGHT LINE BASIS OVER THE DESIGN LIFE OF THE SATELLITE IS IN ACCORDANCE WITH US GAAP, IN PARTICULAR WITH PARAGRAPH 17 OF SFAS NO. 13. PLEASE EXPLAIN TO US HOW YOUR CURRENT ACCOUNTING FOR SALES OF TRANSPONDER CAPACITY IS IN ACCORDANCE WITH US GAAP AND SFAS NO. 13.

The Company noted that it has indicated in the response letter dated September 6, 2006, comment #3 that the characteristics of the sale of transponder capacity agreement meet the definition of a sale type lease contract according to FAS 13. Describing the transaction as a sales-type lease in order to distinguish it from the transponder utilization agreements was incorrect. We would like to clarify that the Company has not entered into any sales-type lease contract. The difference between the transponder utilization agreement and the sale of transponder capacity agreement in fact relates to the payment terms. For the transponder utilization agreements, payments are being made by customers throughout the contract term, while under the sale of transponder


ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
Telephone No.: +852 2500 0888   Facsimile: +852 2576 4111
Website: http://www.asiasat.com
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capacity agreement,  payments are being made by customers in the early years of the contract. The sale of transponder capacity agreement does not contain a lease according to EITF 01-08 for reasons stated in paragraphs below.

The actual nature of the sale of transponder capacity referred to in the accounting policy 2.17 is a lump sum prepayment of rentals on the right to use a transponder capacity from the inception date of the agreement to the end of the useful life of the satellite. The customer expected a lower average annual rental by paying all the rentals upfront. The term "sale" was initially used for distinguishing the other transponder utilisation agreements which the customers pay the rentals at a monthly and quarterly basis over the terms of the agreements.

In accordance with paragraph 12 of EITF 01-08, the Company determined that the sale of transponder capacity agreement do not contain a lease because the purchaser does not have the ability or right to operate the transponder or direct others to operate the transponder. Each transponder is not specifically an identifiable asset, and is more identifiable as units of capacity.
Therefore, although a particular transponder, with the equivalent amount of capacity stated, was specified in the arrangement, the Company may provide the specified amount of transponder capacity using another transponder. The Company therefore considered that the fulfilment of the arrangement is not dependent on the specified transponder and the arrangement does not contain a lease (in accordance with paragraph 10 of EITF 01-08). The Company continues to be responsible for the operation of the Satellite and transponder over which the service is delivered.

The Company  continues  to retain  substantially  the entire  risks and rewards
incident  to  ownership,   operation  and  maintenance  of  the  satellite  and
transponder and impairment risks.

Furthermore,  a transponder  and its associated  Travelling-Wave-Tube-Amplifier
(TWTA) cannot function on itself. The proper functioning of a transponder will need the proper functioning of all systems on board the platform of the satellite, including telemetry, command, electrical power, propulsion and fuel, thermal control in addition to the communication system. Therefore, there is no reliable method to ascertain the fair value of a transponder on its own as suggested in FASB No. 13 paragraph 5.

Therefore the accounting treatment is similar to the utilisation agreement where by the rental income is recognised on a straight line basis over the term of the agreement which is in line with the treatment of a service contract, and this is how it has been reflected in our financial statement.

30 COMMITMENTS, PAGE F-35

2. WE NOTE IN YOUR RESPONSE TO COMMENT 6 THAT "THE ENTIRE FIRM FIXED PRICING INCLUDING PERFORMANCE INCENTIVE PAYMENT IS CAPITALIZED IN STAGES WHEN EACH PAYMENT IS MADE". WE BELIEVE FOR US GAAP REPORTING PURPOSES, YOU SHOULD ACCRUE SATELLITE INCENTIVE PAYMENT AT THE END OF THE TESTING PERIOD. WE CONSIDER
SATELLITE INCENTIVE PAYMENT ARRANGEMENT TO BE A FORM OF DEFERRED FINANCING. PLEASE REVISE YOUR US GAAP POLICY ACCORDINGLY OR ADVISE US.

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
Telephone No.: +852 2500 0888   Facsimile: +852 2576 4111
Website: http://www.asiasat.com
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These  "performance  incentive"  payments  are built in the overall cost of the satellite. These payments represent defined amounts within the total cost of a satellite which the Company may claim from the satellite manufacturer if there are subsequently inoperative transponders on the satellite post launch after completion of testing, therefore no accrual is required. .The payments represent penalties which could be imposed on the satellite contractor for failure to perform. In other words, although these clauses have been titled as "performance incentives" in the contracts, they are however more in the nature of a penalty clause rather than incentives.

If the Company was to make a claim for this penalty it would normally occur at the time the Satellite commences operation.

                              *********************

Please let us know if you have any further questions or comments.


Sincerely,


/s/ Sue Yeung
------------------------------------
Sue Yeung
Chief Financial Officer

Tel:  +852 2500 0800
Fax:  +852 2576 4573
Email: SYEUNG@ASIASAT.COM
Cc     Catherine Chang (AsiaSat)
       Rex Clementson (PwC)
       Greg Liu (Paul Weiss)




ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
Telephone No.: +852 2500 0888   Facsimile: +852 2576 4111
Website: http://www.asiasat.com
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